Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Perrigo Company plc

Commission File No. 001-36353

FOR IMMEDIATE RELEASE	CONTACTS:	Nina Devlin (Media)
724.514.1968
Kris King (Investors)
724.514.1813

Mylan Highlights Clear Value Creation to Perrigo Shareholders

Available Through its Offer

Offer Represents a Highly Compelling Multiple and Significant Accretion

to Perrigo Shareholders

Mylan to Host Conference Call and Webcast Today at 5:00 p.m. ET

HERTFORDSHIRE, England and PITTSBURGH, Oct. 13, 2015 – Mylan N.V. (Nasdaq: MYL), a leading global pharmaceutical company, will today at 5:00 p.m. ET host a conference call and webcast to review the clear value to be created for Perrigo Company plc (NYSE: PRGO; TASE) shareholders through Mylan’s offer to acquire the company. The call will be hosted by Mylan’s Executive Chairman Robert J. Coury, CEO Heather Bresch and CFO John Sheehan.

Mylan will review a comprehensive presentation which outlines how Mylan’s offer delivers to Perrigo shareholders an attractive premium and immediate accretion, while also immediately achieving Perrigo’s stated business strategy and reducing its future performance risk. Mylan shareholders have recognized the value of, and already supported, the combination, so the focus of the presentation is solely on how it benefits Perrigo shareholders. Key highlights from the presentation include:

•	MULTIPLE MATH IS CLEAR AND COMPELLING: Mylan’s offer for Perrigo represents a 19-22x multiple to Perrigo’s estimated 2015 calendar year adjusted EBITDA[1] using both Mylan’s current share price and its share price on April 7, 2015, the day before Mylan first made its offer public. This is at the high end of comparable deals in the sector over the past few years. Mylan believes this fundamental reality is why no other bidder has emerged in the six months since Mylan first announced its proposal to acquire Perrigo.

•	PERRIGO’S STANDALONE SHARE PRICE WOULD LIKELY BE SUBSTANTIALLY LOWER TODAY ABSENT MYLAN’S BID: As the market and the healthcare sector have shifted, Mylan believes that Perrigo’s share price has unquestionably been supported by its offer. Based on comparable companies, Mylan believes that Perrigo’s current hypothetical unaffected stock price would be between approximately $117 and $139, with an average of approximately $129[2]. This is $32 lower than Perrigo’s current price and $36 lower than Perrigo’s price on April 7, 2015.

•	THE OFFER IS SIGNIFICANTLY ACCRETIVE TO EARNINGS, GROWTH AND VALUE CREATION FOR PERRIGO SHAREHOLDERS: Using Perrigo’s own analysis in its September 2015 presentation to investors, Mylan will demonstrate that its offer is immediately accretive to Perrigo shareholders. The accretion significantly increases if Perrigo shareholders decide to reinvest the $75 per share in cash they will receive back into the combined company. Perrigo’s math also shows that a combined Mylan + Perrigo would have higher long-term adjusted diluted EPS growth, as Perrigo’s standalone long-term adjusted diluted EPS growth is decelerating. Furthermore, at a range of pro forma P/E Multiples, using Perrigo’s math, the transaction results in immediate value creation for Perrigo shareholders – with the value per share increasing over time as synergies are achieved.

•	RECEIVE A PREMIUM OR PAY A PREMIUM: Perrigo shareholders will need to consider the compelling value of the $6.5 billion implied premium[3] being offered in contrast to Perrigo’s own uncertain standalone future and stated strategy of delivering a premium to other parties to support its growth going forward. This is exacerbated by the fact that Perrigo’s own numbers indicate its organic revenues have turned negative in fiscal year 2015[4], underscoring its need to pursue an uncertain acquisition strategy.

•	PERRIGO EARNINGS DEPEND SIGNIFICANTLY ON A THIRD PARTY ROYALTY, WHICH IS EXPECTED TO BE UNDER PRESSURE FROM POTENTIAL COMPETING THERAPIES: Concern over Perrigo’s core business is only heightened when its reliance on the Tysabri® royalty for its adjusted diluted earnings per share is examined. Mylan estimates that the revenue stream from Perrigo’s specialty sciences segment (primarily comprised of the Tysabri® royalty) represents approximately 28% of Perrigo’s adjusted diluted EPS for calendar year 2015[5]. This highly priced product in an increasingly competitive therapeutic category is expected to be under pressure from potential competing therapies. On a pro-forma basis, Mylan expects the specialty sciences segment (primarily Tysabri®) to represent less than 10% of the adjusted diluted EPS for the combined company for calendar year 2015[6].

Mylan’s Executive Chairman Robert J. Coury commented, “We are now entering the final stages of our offer for Perrigo and are confident that Perrigo shareholders will support us by tendering their shares and making this attractive offer a reality. We believe shareholders recognize the compelling value of our offer, which includes a significant cash component, and that they understand the exciting growth potential of the combined company. By using Perrigo’s own published numbers from its recent defensive presentations, we demonstrate clearly in our presentation that the offer delivered to Perrigo shareholders is the best available opportunity for value creation, which is why we believe no alternative has been or will be presented from a third party. Further, we believe that our offer is superior to Perrigo’s so-called “base plus, plus, plus” strategy, given its risks and uncertainties. We very much look forward to speaking with Perrigo’s shareholders in these final weeks and, with their support, soon welcoming Perrigo, Omega and their employees to Mylan in November.”

Under the terms of Mylan’s offer, Perrigo shareholders will receive $75 in cash and 2.3 Mylan ordinary shares for each Perrigo ordinary share. On September 14, 2015 Mylan officially commenced its formal offer to acquire all outstanding ordinary shares of Perrigo.

The offer is being made in accordance with Mylan’s announcement (dated April 24, 2015 and amended on April 29, 2015 and on August 13, 2015) pursuant to Rule 2.5 of Irish Takeover Rules that set forth Mylan’s legally binding commitment to commence an offer and the Offer to Exchange / Prospectus (being the offer document for the purposes of the Irish Takeover Rules) dated September 14, 2015. The offer and withdrawal rights are scheduled to expire at 1:00 P.M. (Irish time)/8:00 A.M. (New York City time) on November 13, 2015, unless the offer is extended with the consent of the Irish Takeover Panel. The acceptance condition for the offer requires greater than 50% of Perrigo ordinary shares to have been tendered into the offer.

A copy of the Offer to Exchange/Prospectus and other related materials have been mailed to Perrigo shareholders and the Offer to Exchange/Prospectus is available at perrigotransaction.mylan.com.

The dial-in number to access the call is 800.514.4861 or 678.809.2405 for international callers. To access the live webcast, please log on to Mylan’s website, mylan.com, at least 15 minutes before the event is scheduled to begin to register and download or install any necessary software. The presentation materials and other materials related to Mylan’s offer will also be available at www.perrigotransaction.mylan.com.

ABOUT MYLAN

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership. We offer a growing portfolio of around 1,400 generic pharmaceuticals and several brand medications. In addition, we offer a wide range of antiretroviral therapies, upon which nearly 50% of HIV/AIDS patients in developing countries depend. We also operate one of the largest active pharmaceutical ingredient manufacturers and currently market products in about 145 countries and territories. Our workforce of approximately 30,000 people is dedicated to creating better health for a better world, one person at a time. Learn more at mylan.com.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the proposed acquisition of Perrigo Company plc (“Perrigo”) by Mylan N.V. (“Mylan”) (the “Perrigo Proposal”), Mylan’s acquisition (the “EPD Transaction”) of Mylan Inc. and Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business (the “EPD Business”), the benefits and synergies of the Perrigo Proposal or EPD Transaction, future opportunities for Mylan, Perrigo, or the combined company and products, and any other statements regarding Mylan’s, Perrigo’s, or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will,” “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue,” “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Perrigo Proposal, including as to the timing of the offer and a compulsory acquisition, whether Perrigo will cooperate with Mylan and whether Mylan will be able to consummate the offer and a compulsory acquisition, the possibility that competing offers will be made, the possibility that the conditions to the consummation of the offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the offer or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the offer; the ability to meet expectations regarding the accounting and tax treatments of a transaction relating to the Perrigo Proposal and the EPD Transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of Perrigo and the EPD Business being more difficult, time-consuming, or costly than expected; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the Perrigo Proposal and the EPD Transaction; the retention of certain key employees of Perrigo and the EPD Business being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the Perrigo Proposal and the EPD Transaction within the expected time-frames or at all and to successfully integrate Perrigo and the EPD Business; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); any regulatory, legal, or other impediments to our ability to bring new products to market; success of clinical trials and our ability to execute on new product opportunities; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations, and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Perrigo, or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products, or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015 and our other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, Perrigo, and the combined company are also more fully discussed in the Registration Statement on Form S-4 (which includes an offer to exchange/prospectus and was declared effective on September 10, 2015, the “Registration Statement”) in connection with the Perrigo Proposal. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Except as required by applicable law, Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication.

RESPONSIBILITY STATEMENT

The directors of Mylan accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Mylan in respect of the information in this announcement relating to Perrigo, the Perrigo Group, the Perrigo Board and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Mylan to verify this information). To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Perrigo or Mylan, all ‘dealings’ in any ‘relevant securities’ of Perrigo or Mylan (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the ‘offer period’ ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Perrigo or Mylan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Perrigo by Mylan or ‘relevant securities’ of Mylan by Perrigo, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

Interests in securities arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

Goldman Sachs, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Mylan and no one else in connection with the Perrigo Proposal and will not be responsible to anyone other than Mylan for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Perrigo Proposal or any matter referred to herein.

Goldman Sachs does not accept any responsibility whatsoever for the contents of this communication or for any statement made or purported to be made by them or on their behalf in connection with the offer. Goldman Sachs accordingly disclaims all and any liability whether arising in tort, contract or otherwise which it might otherwise have in respect of this communication or any such statement.

ADDITIONAL INFORMATION

In connection with the Perrigo Proposal, Mylan has filed certain materials with the SEC (and anticipates filing further materials), including, among other materials, the Registration Statement. In connection with the Perrigo Proposal, Mylan also filed with the SEC on

September 14, 2015 a Tender Offer Statement on Schedule TO, which includes the offer to exchange/prospectus (the “Offer to Exchange/Prospectus), form of letter of transmittal and other related offer documents. Mylan has mailed the Offer to Exchange/Prospectus to Perrigo shareholders in connection with the Perrigo Proposal. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Mylan may file with the SEC in connection with the Perrigo Proposal. INVESTORS AND SECURITYHOLDERS OF MYLAN AND PERRIGO ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, PERRIGO AND THE PERRIGO PROPOSAL. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Mylan at 724-514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SEC that are required to be mailed to shareholders of Perrigo and/or Mylan will also be mailed to such shareholders. This communication has been prepared in accordance with U.S. securities law, Irish law, and the Irish Takeover Rules.

A copy of this communication will be available free of charge at the following website: perrigotransaction.mylan.com. Such website is neither endorsed, nor sponsored, nor affiliated with Perrigo or any of its affiliates. PERRIGO® is a registered trademark of L. Perrigo Company. Tysabri® is a registered trademark of Biogen MA Inc.

NON-SOLICITATION

This communication is not intended to, and does not, constitute or form part of (1) any offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, sell, or otherwise dispose of any securities, or (3) the solicitation of any vote or approval in any jurisdiction pursuant to this communication or otherwise, nor will there be any acquisition or disposition of the securities referred to in this communication in any jurisdiction in contravention of applicable law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FURTHER INFORMATION

The distribution of this communication in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

NON-GAAP FINANCIAL MEASURES

This communication includes the presentation and discussion of certain financial information that differs from what is reported under GAAP. Mylan’s non-GAAP financial measures,

including, but not limited to, adjusted diluted earnings per share (“adjusted diluted EPS”), are presented in order to supplement investors’ and other readers’ understanding and assessment of Mylan’s financial performance. Mylan has also presented certain non-GAAP financial measures for Perrigo, including, but not limited to, adjusted diluted EPS and adjusted EBITDA, which have been taken from published sources. Management uses non-GAAP financial measures internally for forecasting, budgeting and measuring its operating performance. In addition, primarily due to acquisitions, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results were limited to financial measures prepared only in accordance with GAAP. Also, Mylan has provided below reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures, other than Perrigo’s 2015E adjusted diluted EPS company guidance and Thomson Reuters consensus estimates of adjusted EBITDA which cannot be reconciled as they are from a third party source. Mylan does not endorse or adopt Thomson Reuters consensus estimates. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliations of the non-GAAP measures to their most directly comparable GAAP measures, and investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP.

Below is a reconciliation of forecasted GAAP net earnings and GAAP diluted EPS for Mylan to Mylan’s adjusted net earnings and adjusted diluted EPS for the twelve months ended December 31, 2015:

The reconciliation below is based on management’s estimate of adjusted net earnings and adjusted diluted EPS for the twelve months ending December 31, 2015. Mylan expects certain known GAAP amounts for 2015, as presented in the reconciliation below. Other GAAP charges, including those related to potential litigation, asset impairments and restructuring programs that would be excluded from the adjusted results are possible, but their amounts are dependent on numerous factors that we currently cannot ascertain with sufficient certainty or are presently unknown. These GAAP charges are dependent upon future events and valuations that have not yet occurred or been performed. The unaudited forecasted amounts presented below are stated in millions, except for earnings per share data.

Mylan N.V. and Subsidiaries

(Unaudited; USD in millions, except per share amounts)	Twelve Months Ended December 31, 2015
	Lower		Upper
GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS	$1,055	$2.11	$1,080	$2.16
Purchase accounting related amortization	820		850
Interest expense, primarily amortization of convertible debt discount	70		80
Non-cash accretion of contingent consideration liability	35		40
Pre-tax loss of clean energy investments	80		100
Litigation settlements, net	17		17
Financing related	35		40
Restructuring, acquisition and other special items	325		375
Tax effect of the above items and other income tax related items	(362)		(407)

Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS	$2,075	$4.15	$2,175	$4.35

Below is a statement of net sales attributable to Perrigo and adjusted diluted EPS attributable to Perrigo for the twelve months ended December 31, 2015 as presented in Perrigo’s investor presentation dated April 21, 2015 entitled “Perrigo Fiscal 2015 Third Quarter Earnings Slides”:

Perrigo Company PLC

(Unaudited; USD in million, except per share amounts)	Twelve Months Ended December 31, 2015
	Lower	Upper
Net sales attributable to Perrigo	$5,400	$5,700

Adjusted diluted EPS attributable to Perrigo (incl. Omega acquisition since March closing)	$7.50	$8.00

NO PROFIT FORECAST / ASSET VALUATIONS

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Mylan or Perrigo as appropriate. No statement in this communication constitutes an asset valuation.

SOURCES AND BASES OF INFORMATION

The information set forth under “About Mylan” above has been extracted from Mylan Inc.’s Annual Report (Form 10-K) for the period ended December 31, 2014 filed with the SEC on March 2, 2015, amended on April 30, 2015 and updated by Mylan’s Current Report on Form 8-K filed on June 11, 2015.

AVAILABILITY OF THE OFFER TO EXCHANGE/PROSPECTUS (OFFER DOCUMENT)

A copy of the Offer to Exchange/Prospectus (being the offer document for the purposes of the Irish Takeover Rules) is available for inspection at the offices of Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland.

[1]	Multiple range based on Public Filings and Thomson Reuters consensus estimates as of October 9, 2015, and assumes Mylan stock price as of October 9, 2015, Mylan’s Average Share price as of the last 30 trading days prior to October 9, 2015 and Mylan’s stock price as of April 7, 2015, the day prior to the release of the initial Rule 2.4 filing. Adjusted EBITDA is a non-GAAP financial measure. Perrigo’s Adjusted EBITDA reflects CY2015E Perrigo adjusted EBITDA of $1.6bn per Thomson Reuters consensus estimates as of April 7, 2015 and October 9, 2015. Mylan does not endorse or adopt Thomson Reuters consensus estimates, which are used for illustrative purposes only. Nothing in this statement is intended to be a profit forecast or a target. Cash and debt as of latest Perrigo Annual Report on Form 10-K filed August 13, 2015 of $0.8bn and $5.3bn, respectively. Assumes 147mm diluted Perrigo shares outstanding.
[2]	Hypothetical unaffected share price is based on the average of three calculation methodologies: 1) Change in S&P Pharmaceuticals Index since April 7, 2015 applied to Perrigo’s April 7, 2015 stock price, 2) Change in Selected Peer 2016E P/E Multiple since April 7, 2015 applied to Perrigo’s 2016E P/E multiple as of April 7, 2015 and 3) Change in Perrigo’s Proxy Peers’ 2016E P/E Multiple since April 7, 2015 applied to Perrigo’s 2016E P/E multiple as of April 7, 2015. 2016E P/E multiple calculated as share price divided by 2016E Thomson Reuters consensus estimate adjusted diluted EPS as of October 9, 2015. Selected Peer Average 2016E P/E Multiple based on average of Thomson Reuters’s current estimates for the 2016E P/E Multiple of each relevant peer and multiplied by Thomson Reuters current estimate of 2016E adjusted diluted EPS of $8.90 for Perrigo to give the hypothetical unaffected share price. Selected peers consist of Valeant, Mallinckrodt, Endo, Jazz, Teva, Akorn and Mead Johnson. Perrigo’s public Proxy Peers Average 2016E P/E Multiple based on average of Thomson Reuters’s current estimates for the 2016E P/E Multiple of each relevant peer and multiplied by Thomson Reuters current estimate of 2016E adjusted diluted EPS of $8.90 for Perrigo to give the hypothetical unaffected share price. Perrigo’s Peers per Perrigo’s definitive proxy statement, filed September 25, 2015, and consist of Abbvie, Mallinckrodt, Actavis, Mead Johnson, Allergan, Mylan, Bristol-Myers Squibb, Regeneron, Celgene, Cubist, Shire, United Therapeutics, Endo, Valeant, Hospira, Zoetis, and Jazz Pharmaceuticals. Excludes Allergan due to sale of generics business to Teva as well as recently acquired Actavis, Cubist and Hospira. Thomson Reuters consensus estimates as of October 9, 2015. Mylan does not endorse or adopt Thomson Reuters consensus estimates, which are used for illustrative purposes only. Nothing in this statement is intended to be a profit forecast or a target. Adjusted diluted EPS is a non-GAAP financial measure.
[3]	Premium calculated as the difference between the value of Mylan’s offer for Perrigo of $173 per Perrigo ordinary share on October 9, 2015 and Perrigo’s average implied hypothetical unaffected share price of $129 multiplied by 147mm of diluted Perrigo ordinary shares, also as of October 9, 2015. For further detail on the computation of Perrigo’s average implied hypothetical unaffected share price please refer to footnote 2.
[4]	Growth rates for organic revenues for Perrigo represent year-on-year organic revenue growth on a fiscal year basis for Perrigo based on Perrigo’s organic revenue presented on Page 23 of Perrigo’s September 17, 2015 investor presentation, entitled “Responding to Mylan’s Inadequate Tender Offer”.
[5]	Tysabri® royalty as a percentage of Perrigo’s adjusted diluted EPS assumes ~$314mm net income impact of Tysabri® in CY2015. Net income impact calculated as post tax adjusted EBITDA assuming 1% tax rate of Tysabri® and FY15 revenue contribution of 6% (per page 12 of Perrigo’s investor presentation dated September 17, 2015, titled “Responding to Mylan’s Inadequate Tender Offer”) of Tysabri® applied to CY15 revenue for Perrigo of $5,550 million based on midpoint of Perrigo’s guidance. Adjusted diluted EPS impact of Tysabri® is calculated assuming the above mentioned net income impact divided by Perrigo’s 2015 weighted average diluted share count of 144mm, per Perrigo’s guidance, resulting in $2.18 Tysabri ® impact per share. Percentage Tysabri ® impact on adjusted diluted EPS assumes Perrigo standalone adjusted diluted EPS of $7.75 (midpoint of 2015E adjusted diluted EPS company guidance). Adjusted diluted EPS is a non-GAAP financial measure.
[6]

Adjusted diluted EPS impact of Tysabri® on Pro-Forma adjusted diluted EPS assumes Pro-Forma adjusted diluted EPS of the combined company of $4.45 in CY2015. Pro-Forma adjusted net income is calculated as the sum of the following items: Mylan adjusted net income (based on Mylan’s adjusted diluted EPS of $4.25, based on the midpoint of Mylan’s 2015 guidance and Mylan’s 2015 weighted average diluted shares outstanding of 500mm, calculated based on the midpoint of Mylan’s 2015 adjusted net income and adjusted diluted EPS guidance), Perrigo’s adjusted net income (calculated as Perrigo adjusted diluted EPS of $7.75 based on midpoint of Perrigo’s guidance and Perrigo’s weighted average diluted shares outstanding of 144mm, per Perrigo’s guidance), 100% of anticipated run-rate after-tax operational synergies of $650mm (assuming a tax rate of 19%) and post-tax interest expense of $161mm (assuming a tax rate of 19%) for illustrative purposes only. Interest expense assumes transaction debt interest rate L+1.5% per bridge commitment and assumes 3-month LIBOR of 0.2936%, Perrigo’s debt is not refinanced and total transaction debt amounts to $11.0 billion. Pro-Forma adjusted net income of $3,730mm is then divided by Pro-Forma weighted average share count of 838mm, which equals the sum of Mylan standalone’s 2015 weighted average diluted shares outstanding and Mylan ordinary shares expected to be issued to Perrigo shareholders (2.3 times Perrigo’s current diluted shares outstanding of 147mm as of October 9, 2015), which equals $4.45. Full run-rate synergies are not expected to be realized until the end of year four following the consummation of the offer. Mylan / Perrigo adjusted diluted EPS assumes that Mylan acquires 100% of Perrigo ordinary shares in the offer and that Mylan shareholders realize the benefit of all synergies realized in the transaction. Adjusted diluted EPS is a non-GAAP financial measure.